EXHIBIT 21

The Company has two subsidiaries, Advanced Cannabis Solutions Corporation, a Colorado corporation, and ACS Colorado Corp., a Colorado corporation.  Advanced Cannabis Solutions Corporation and ACS Colorado Corp. conduct business under their own names.